JPMorgan Chase & Co.

December 2010
Pricing Sheet dated December 27, 2010 relating to
Preliminary Terms No. 31 dated December 1, 2010
Registration Statement No. 333-155535
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

Global Expansion PLUS Based on a Basket of Exchange Traded Funds due June 27, 2012

Performance Leveraged Upside Securities^{SM}

PRICING TERMS — December 27, 2010	
Issuer:	JPMorgan Chase & Co.
Maturity date:	June 27, 2012, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-9-A-I
Aggregate principal amount:	$12,039,050

Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial value
	Shares of the iShares® MSCI Emerging Markets Index Fund (the "EEM Shares")	EEM	40%	$46.46
	Shares of the iShares® S&P GSCI Commodity-Indexed Trust (the "GSG Shares")	GSG	18%	$33.84
	Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (the "IYR Shares")	IYR	6%	$55.49
	Shares of the iShares® iBoxx $ High Yield Corporate Bond Fund (the "HYG Shares")	HYG	6%	$90.25
	Shares of the iShares® iBoxx $ Investment Grade Corporate Bond Fund (the "LQD Shares")	LQD	6%	$108.60
	Shares of the iShares® Barclays TIPS Bond Fund (the "TIP Shares")	TIP	6%	$107.25
	Shares of the iShares® MSCI Canada Index Fund (the "EWC Shares")	EWC	6%	$30.46
	Shares of the iShares® MSCI Pacific ex-Japan Index Fund ("the EPP Shares")	EPP	6%	$46.38
	Shares of the iShares® MSCI EAFE Index Fund ("the EFA Shares")	EFA	6%	$57.60

We refer to the EEM Shares, GSG Shares, IYR Shares, HYG Shares, LQD Shares, TIP Shares, EWC Shares, EPP Shares and EFA Shares collectively as the basket components.

Payment at maturity:	■ If the final basket value is *greater than* the initial basket level, for each $10 stated principal amount PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* ■ If the final basket value is *less than or equal to* the initial basket value, for each $10 stated principal amount PLUS, $10 x basket performance factor *This amount will be less than or equal to the stated principal amount of $10 per PLUS.*
Leveraged upside payment:	$10 x leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (basket component return of each basket component × basket component weighting of each such basket component)]
Basket component return:	On the valuation date, the basket component return for each basket component is equal to the share return for such basket component on the valuation date. See "Fact Sheet" in the preliminary terms for more information.
Valuation date:	June 22, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of PLUS — Postponement of a Calculation Date" in the accompanying Product Supplement No. MS-9-A-I
Leverage factor:	200%
Maximum payment at maturity:	$11.70 (117.00%) of the stated principal amount) per PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see "Commissions and issue price" below)
Pricing date:	December 27, 2010
Original issue date:	December 30, 2010 (3 business days after the pricing date)
CUSIP / ISIN:	46634X617 / US46634X6177
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to Public[1][2]	Fees and Commissions[2][3]	Proceeds to Issuer
Per PLUS	$10.00	$0.20	$9.80
Total	$12,039,050	$240,781	$11,798,269

(1) The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-36 of the accompanying product supplement no. MS-9-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-116 of the accompanying product supplement no. MS-9-A-I.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-9-A-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 31 dated December 1, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210005498/e41103fwp.pdf

Product supplement no. MS-9-A-I dated November 30, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210005453/e40968_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley